

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via E-mail
Mr. Eng Wah Kung
Chief Executive Officer
Glorywin Entertainment Group, Inc.
Room 8, 20/F, AIA Tower, Nos. 251A-301
Avenida Commercial de Macau
Macau

>   **Re: Glorywin Entertainment Group, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2014**
>   **Filed June 4, 2014**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2014**
>   **Filed November 12, 2014**
>   **File No. 000-55100**

Dear Mr. Kung:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief